SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

February 22, 2022

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith+Nephew announces new Chief Executive Officer

22 February 2022

Smith+Nephew (LSE:SN, NYSE:SNN) is pleased to announce that Dr Deepak Nath has been appointed as the Company's new Chief Executive Officer (CEO), succeeding Roland Diggelmann, who will step down by mutual agreement. Deepak will take up the role on 1 April 2022 and Roland will leave on 31 March 2022.

Deepak joins Smith+Nephew from Siemens Healthineers (2018-2022) where most recently he was President of the Diagnostics business segment responsible for $6 billion of sales and 15,000 employees. During his time there he led a major programme to drive growth and margin expansion through improved execution and a strong results-focused culture.

Prior to Siemens Healthineers, Deepak held a number of senior roles at Abbott Laboratories Inc (2007-2017) spanning R&D, marketing, commercial and divisional leadership, rising to become President of Abbott Vascular and an Executive Officer of Abbott Laboratories. At Abbott he significantly improved performance of the Vascular business and had a leadership role in the $28 billion acquisition of St Jude Medical.

Deepak also worked for Amgen (2004-2007), McKinsey and Company (2000-2004) and as a scientist at the Lawrence Livermore National Laboratory. He holds BSc and MSc degrees in Mechanical Engineering and a PhD in Theoretical Mechanics from the University of California, Berkeley.

Since his appointment in 2019 Roland has navigated Smith+Nephew through the challenges presented by COVID whilst also building a stronger platform for future growth including increasing investment in R&D and launching multiple new products. Most recently he led the process whereby the Board and management team developed our Strategy for Growth, with its focus on transforming Smith+Nephew to a structurally higher growth company. Deepak and the Smith+Nephew management team will take forward the delivery of this transformation through increased productivity, improved commercial execution, and a continued focus on innovation.

Roberto Quarta, Chairman of Smith+Nephew, said:

"On behalf of the Board, I am delighted to welcome Deepak as Smith+Nephew's incoming CEO. Deepak is a highly experienced leader with a track record of significant improvement in operations and execution at major global healthcare businesses. He is joining us at an inflection point for the business and will bring his drive, experience and expertise to lead the team in delivering our Strategy for Growth at pace.

"I would like to thank Roland for his commitment and leadership during challenging times, and the important work he has done to ready Smith+Nephew for our next stage of development."

Deepak Nath said:

"Smith+Nephew is a great company with innovation at its core and a purpose of Life Unlimited, supporting patients around the world in returning to a healthy and fulfilled life. I am honoured to have been given the opportunity to lead the business. I look forward to building on Smith+Nephew's rich history and heritage and working with the team to take it to the next level of growth."

Roland Diggelmann said:

"It has been a privilege to lead Smith+Nephew. I would like to thank my colleagues across the business for their tireless efforts to support our customers and communities, and continue to deliver against the backdrop of COVID. I look forward to seeing the business go from strength to strength under Deepak's leadership."

No further disclosure obligations arise under paragraphs (1) to (6) of LR 9.6.13 R of the UK Listing Authority's Listing Rules in respect of this appointment.

This announcement includes inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014.

The person responsible for arranging the release of this announcement on behalf of Smith+Nephew is Susan Swabey, Company Secretary.

Deepak Nath biography
●      Siemens Healthineers
- President, Diagnostics, 2021-2022
- President, Laboratory Diagnostics, 2018-2021

●      Abbott Laboratories
- President, Abbott Vascular & Senior Vice President, Abbott (Section 16/Executive Officer), 2015-2017
- President, Abbott Molecular (Corporate Officer, Abbott), 2014-2015
- Divisional Vice President & General Manager, Ibis Biosciences, 2012-2014
- Divisional Vice President, Emerging Markets, Europe, Middle East, Africa, Abbott Vascular, 2011-2012
- Divisional Vice President & General Manager, Germany, Austria, Switzerland, Nordics and Eastern Europe, Abbott Vascular, 2009-2011
- Divisional Vice President, Strategic Marketing, Abbott Vascular, 2008-2009
- Divisional Vice President, R&D Strategy & Systems, Abbott Vascular, 2007

●      Amgen
- Director, R&D Strategic Operations and Finance, 2005-2007
- Associate Director/Director, Strategic Process Analysis, 2004-2005

●      McKinsey & Company
- Engagement Manager/Senior Associate/Associate, 2000-2004

●      Lawrence Livermore National Laboratory
- Scientist, New Technologies Engineering Division/Computational Physics Group, 1998-2000

Remuneration
Deepak Nath will be paid in accordance with the Company's Directors' Remuneration Policy (the "Policy") approved by shareholders on 9 April 2020 and as set out in the 2020 Annual Report:

●      He will receive a base salary of $1,475,000 per annum. Based on current exchange rates, this is in line with the salary paid to Roland Diggelmann.
●      He will participate in the Annual Bonus Plan ("ABP") and Performance Share Programme ("PSP") as described in the Policy. His ABP opportunity for 2022 will be pro-rated to reflect the time served during the year.
●      The Company will pay a pension contribution in respect of Deepak Nath in line with average pension payments for the wider US workforce (currently 7.5% of salary per annum).
●      He will receive standard benefits, which are not materially different in nature or value relative to the incumbent Chief Executive Officer.
●      The notice period will be six months from him and 12 months from the Company.
●      He will be subject to our standard within-employment and post-cessation shareholding guidelines.

Deepak Nath will also receive buy-out awards in respect of outstanding incentives he will forfeit on leaving his former company. All awards have been provided on a like-for-like basis in terms of the value provided and their performance and/or vesting periods. There has been no acceleration of any awards, and none of the performance-based awards has been replaced with a non-performance based award. In summary:

-   An amount up to $800,000 will be paid in cash in November 2022 in respect of his forfeited 2022 cash bonus, subject to the Remuneration Committee's assessment of performance against the targets attached to the cash bonus forfeited at his previous company;

-   Deepak Nath held various performance-based share awards under arrangements agreed with his former employer, with an aggregate face value of €5,258,828 ($5,990,331) (as at 11 February 2022). These will be replaced with awards over Smith+Nephew shares of an equivalent face value. These awards will be capable of vesting at varying dates between 2022 and 2025 (fully aligned with their original vesting dates), subject to meeting the original performance conditions and continued employment; and

-   Deepak Nath also held various restricted share awards under arrangements agreed with his former employer, with an aggregate face value of €2,242,322 ($2,554,229) (as at 11 February 2022). These will be replaced with awards over Smith+Nephew shares of an equivalent face value, which will vest on their original vesting dates subject to continued employment.

-   No buy-out award will be provided under these arrangements in respect of Deepak Nath's long-term incentive award granted to him in November 2021 by his former employer.

In connection with his departure from the Company on 31 March 2022, Roland Diggelmann will be paid in accordance with the Policy and the terms of his service agreement:

●      He will continue to receive his salary, benefits and pension contributions in the normal way during his employment with the Company up to 31 March 2022.

●      He will receive payments in lieu of his salary, health and dental benefits, life assurance, car allowance and pension contributions in respect of the balance of his notice period up to 28 February 2023 (to reflect the Swiss law requirement that the notice period runs from the end of the month in which it is served) and payments in respect of accrued unused holiday at the time he ceases employment.

●      His bonus relating to his service during 2021 has been determined in the normal manner, resulting in a cash payment of CHF 614,468 and a deferred share award worth (at grant) CHF 614,468. The deferred share award will be released in 2025. Further details of the Annual Bonus assessment will be provided in the usual manner in our 2021 Directors' Remuneration Report.

●      Roland Diggelmann will be eligible to participate in the Annual Bonus Plan for 2022, with his opportunity pro-rated for service and the outcome determined in the usual manner at year-end.

●      Roland Diggelmann will be a "good leaver" for the purposes of his outstanding Performance Share Programme awards. As such, these will be pro-rated for service and will remain capable of vesting at the end of the three-year performance period, subject to meeting the relevant performance conditions. He will be required to retain any vested shares, net of tax, for a further two-year period after the vesting date. The maximum number of shares that he will receive under his awards is summarised in the table below:

Date of grant	Maximum number of shares subject to award on award date	Time pro-rated number of shares subject to award (exclusive of dividend equivalents)
21 May 2020	193,072	135,767
21 May 2021	192,348	55,283

●      All shares earned during Roland Diggelmann's employment as Chief Executive Officer will be subject to a two-year holding period post cessation of employment.

●      Legal fees incurred in connection with Roland Diggelmann's stepping down from the Board of up to CHF 5,000 for Swiss legal advice and of up to £5,000 for English law advice are payable by the Company.

Enquiries

Investors
Andrew Swift	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business focused on the repair, regeneration and replacement of soft and hard tissue. We exist to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 18,000 employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global franchises of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.2 billion in 2021. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on Twitter, LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: risks related to the impact of COVID, such as the depth and longevity of its impact, government actions and other restrictive measures taken in response, material delays and cancellations of elective procedures, reduced procedure capacity at medical facilities, restricted access for sales representatives to medical facilities, or our ability to execute business continuity plans as a result of COVID; economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers (including, without limitation, as a result of COVID); price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers (including, without limitation, as a result of COVID); competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cyber security; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: February 22, 2022

By: /s/ Susan Swabey
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                                                                            Susan Swabey
                                                                        Company Secretary